Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes slides from an investor presentation on February 2, 2011, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at (416) 867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Investor Presentation Morgan Stanley U.S. Financials Conference 2011 February 2 ? 2011 Bill Downe President and Chief Executive Officer

Caution Regarding Forward-Looking Statements Bank of Montreal's public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to the expected closing of the proposed acquisition of Marshall & Ilsley Corporation (M&I), future plans for the acquired business, anticipated financial and operating results and impacts of the acquisition; the companies' plans, objectives and intentions, cost savings, our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the results of or outlook for our operations or for the Canadian and U.S. economies and other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "should" and other similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes. Actual results about statements respecting the proposed transaction with M&I may differ materially from the results anticipated in such forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I's customers to the transaction; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I's business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29,30, 61 and 62 of Bank of Montreal's Management's Discussion and Analysis for 2010, which outlines in detail certain key factors that may affect Bank of Montreal's future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes. Additional factors that could cause BMO Financial Group's and Marshall & Ilsley Corporation's results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of M&I's filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov). In calculating the pro-forma impact of Basel III on our regulatory capital, regulatory capital ratios, and risk-weighted assets (including Counterparty Credit Risk and Market Risk), we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the October 31, 2010 pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at year end or as close to year end as was practical. The Basel rules are not yet finalized and are subject to change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so. Assumptions about current and expected capital requirements, M&I's revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies, were material factors we considered in estimating the economics of the transaction. Our expectations regarding the key impacts of our transition to International Financial Reporting Standards (IFRS) are based on IFRS as issued by the International Accounting Standards Board (IASB) that are in effect as of this date. Should IFRS change prior to our transition to IFRS, our expectations of the key impacts of transition could change. Assumptions about the performance of the Canadian and U.S. economies in 2011 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and our outlook for our businesses. Key assumptions included that the Canadian and U.S. economies will grow moderately in 2011, that interest rates will remain low and that our assumptions regarding regulatory reforms will be consistent with the implementation of such reforms. We also assumed that housing markets will strengthen in Canada and the United States. We assumed that conditions in capital markets will improve somewhat and that the Canadian dollar will strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Non-GAAP Measures Bank of Montreal uses both GAAP and non-GAAP measures to assess performance. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Reconciliations of GAAP to non-GAAP measures as well as the rationale for their use can be found in Bank of Montreal's Fourth Quarter 2010 Earnings Release and Bank of Montreal's 2010 Management's Discussion and Analysis, all of which are available on our website at www.bmo.com/investorrelations. Examples of non-GAAP amounts or measures include: cash earnings per share and cash productivity; revenue and other measures presented on a taxable equivalent basis (teb); amounts presented net of applicable taxes, earnings which exclude the impact of provision for credit losses and taxes, and core earnings which exclude non recurring items such as acquisition integration costs. Bank of Montreal provides supplemental information on combined business segments to facilitate comparisons to peers. Forward Looking Statements & Non-GAAP Measures

Additional Information for Stockholders In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab "About BMO - Investor Relations" and then under the heading "Frequently Accessed Documents", from BMO Investor Relations at investor.relations@bmo.com or 416-867- 6642, from M&I by accessing M&I's website at www.MICorp.com under the tab "Investor Relations" and then under the heading "SEC Filings", or from M&I at (414) 765-7814. BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO's 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Strengthened North American Platform Source: SNL Financial and Company Disclosure Greater Chicago 225 Greater Vancouver 74 Greater Toronto 202 Greater Montreal 94 Greater Edmonton 37 Greater Calgary 42 Greater Winnipeg 27 Halifax / Saint John 22 Greater Milwaukee 83 Greater Minneapolis 30 Greater Phoenix 48 Greater Indianapolis 42 Florida 39 BMO Branches - 910 locations Harris Private Banking (Wealth Management) Harris Bank Branches - 312 locations BMO Capital Markets M&I (Marshall & Ilsley) Branches - 374 locations

Strong Financial Performance Revenue growth of 10.4% Cash productivity improved 440 bps Significant improvement in credit with provision for credit losses declining 35% year-over-year Annual pre-tax pre-provision earnings up $937 million Revenue 11.1 12.2 Provision for Credit Losses 1.6 1.0 Expense 7.4 7.6 Net Income 1.8 2.8 ROE (%) 9.9 14.9 Cash Productivity Ratio (%) 66.3 61.9 F2010 F2009 C$ billions unless otherwise indicated F2008 F2009 F2010 Pre-Provision, Pre-Tax Earnings (C$B)

Personal & Commercial Banking Canada Net Income Revenue * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 Annual Report. Revenue and net income increased 10.3% and 16.2% respectively year-over-year Continue to enhance the customer experience; differentiated position with brand built around "Making Money Make Sense" Higher average number of products used by both personal and commercial customers Improved productivity of sales and distribution network Strategic investment program designed to improve competitive position, leveraging customer knowledge base to drive growth

Increased personal core deposits improving market share by 35 basis points in Metro Chicago Completed FDIC-assisted transaction with AMCORE1 accelerating our growth strategy while adding quality locations, a good customer base and new key markets Net Promoter Score of 40 remains among the highest in the industry, well above those of network peers Personal & Commercial Banking U.S. Continued focus on increasing our presence and visibility in all markets where we compete TNS Choice Award Retail Banking Metro Chicago Net Income Revenue * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 Annual Report. 1 On April 23, 2010, acquired certain assets and liabilities of AMCORE Bank N.A. from the Federal Deposit Insurance Corporation (FDIC) You can see it. Harris can help make it happen. You can see it. Harris can help make it happen.

Private Client Group Revenue and net income increased 11.6% and 31% respectively year-over-year Assets under management and administration increased 13% over the prior year (in source currency) Cash productivity1 of 71.5% improved 630 basis points from a year ago Innovation in the design and delivery of products and services - e.g. integrated wealth management approach in U.S. retail branches Net Income Revenue AUM / AUA ($B) AUA AUM 230 238 264 * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 Annual Report. 1 Non-GAAP measure, see slide 2 of the Q4 10 Investor Presentation and page 19 of the Fourth Quarter 2010 Earnings Release

2010 ROE of 18.8% Robust client prioritization process which brings together multiple disciplines under a customer relationship approach Materially improved Canadian league table standing in 2010, reflecting changes underway in this business Ranked 1st in Equity1 and 1st in M&A2 for announced and completed transactions involving a Canadian company BMO Capital Markets 1 Source: Thomson Reuters; 2 Source: Bloomberg * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 Annual Report. Net Income Revenue

C$ billions We have effectively doubled the size of our domestic market Source: SNL Financial and Company Disclosure. Note: Metrics as at October 31, 2010 for BMO and September 30, 2010 for M&I. Figures do not reflect any transaction adjustments or expected synergies. M&I metrics converted into Canadian dollar equivalent: balance sheet and AUM/AUA converted using 9/30/2010 as at CAD/USD rate of 1.0292; Income statement converted at LTM average CAD/USD rate of 1.0411 1. Balance sheet items based on Q4-2010 average balances. Transformational for U.S. operations, competitive position, customers and employees Bringing together highly complementary businesses in retail, commercial and wealth management Transaction creates improved scale and leading position in commercial banking in the Midwest

M&I: Broadening Our Footprint Source: SNL Financial and Company Disclosure M&I Branches Harris already a market leading bank in Illinois Post-Transaction Strengthens foundation with top 5 or better retail deposit market share in attractive, contiguous Midwest markets - Indiana, Wisconsin, Minnesota and Missouri and added beach-head in Kansas Enhanced U.S. distribution capability while building critical mass in U.S. wealth management and private client business Top M&I Markets by Deposits

M&I: Synergies and Integration Estimated expense savings of ~ C$250 million at the time of announcement Continue to pursue further opportunities Also identifying revenue synergies which were not built into accretion model Integration work is well underway Functional and line of business teams and a dedicated project management office in place Russ Robertson, CFO since 2008, is leading the integration and Chairs Executive Steering Committee Both organizations have considerable integration experience Synergies Focused on Integration Execution

Focused on Growth Agreement to acquire Marshall & Ilsley announced on December 17, 2010 Agreement to acquire Lloyd George Management announced on January 11, 2011 Acquisition and successful integration of AMCORE1, in an FDIC-assisted transaction Continued emphasis on important initiatives: Internal program to enhance our U.S. commercial business Strategic incremental investment in our high-return Canadian retail operations Adding more front-line staff and expanding both our branch network and on-line customer communication 1 On April 23, 2010, acquired certain assets and liabilities of AMCORE Bank N.A. from the Federal Deposit Insurance Corporation (FDIC)

Strong Capital Position Includes M&I's estimated risk weighted assets at closing. Basel III figures as at October 31, 2010 are estimated based on announced Basel III 2019 rules and the impact of adoption of IFRS; For further details regarding assumptions and factors used in our pro forma calculations refer to the enterprise wide Capital Management section in Bank of Montreal's Management's Discussion and Analysis for fiscal 2010 and Q4 2010 Investor Presentation. Our pro forma Basel III Common Equity Ratio as of October 31, 2010 was 7.8% - exceeding today the announced Basel III 2019 minimum capital requirement of 7.0% Combined pro forma Capital Ratios as at Oct 31, 2010 Common Equity Ratio (%) Tier 1 Ratio (%) BASEL II1 BMO Q4'10 Reported 13.4% 10.3% M&I Transaction Impact ~170 bps ~110 bps Q4'10 Pro-forma 11.7% 9.2% BASEL III1,2 BMO Q4'10 Estimate 10.4% 7.8% M&I Transaction impact ~150 bps ~110 bps Q4'10 Pro-forma 8.9% 6.7% Common Equity Ratio (Basel II) (%) Tier 1 Capital Ratio (Basel II) (%) 10 09 10 09

Investing in BMO Financial Group Uniquely clear investor proposition Focused on providing sustainability of earnings and dividends while also offering the opportunity for significant growth now and in the future Annual Dividends Declared Per Share (C$) 10.1% BMO 15-Year Compound Annual Growth Rate 8.6% BMO 5-Year BMO Canadian peer group average

VIKI LAZARIS Senior Vice President 416.867.6656 viki.lazaris@bmo.com ANDREW CHIN Senior Manager 416.867.7019 andrew.chin@bmo.com Investor Relations Contact Information E-mail: investor.relations@bmo.com www.bmo.com/investorrelations Fax: 416.867.3367 TERRY GLOFCHESKIE Director 416.867.5452 terry.glofcheskie@bmo.com